Exhibit 10.2

OFFICERS' PERFORMANCE STOCK UNIT AGREEMENT

1. **Award of Performance Stock Units**

(a)   Portland General Electric Company (the "**Company**") hereby grants [_____] performance stock units ("**Performance Stock Units**") to [_____] (the "**Grantee**") in accordance with the terms of this agreement (the "**Agreement**").

(b)   A Performance Stock Unit represents the right to receive a share of the Company's common stock ("**Share**") at a future date and time, subject to the vesting provisions provided herein.

(c)   The grant is effective as of [_____], 2006 (the "**Grant Date**").

(d)   The three-year performance period applicable to this grant is [_____], 200[_] to [_____], 200[_] (the "**Performance Period**").

(e)   The grant is made under the Portland General Electric Company 2006 Stock Incentive Plan (the "**Plan**"), and is subject to the terms and conditions of the Plan and this Agreement.

(f)   Capitalized terms used but not defined in this Agreement shall have the meanings set forth in the Plan unless the context clearly requires an alternative meaning.

2. **Performance Based Vesting**

At the conclusion of the Performance Period, the Committee shall determine the number of Performance Stock Units that shall vest by multiplying the Performance Percentage (determined in accordance with the schedule attached as Appendix A) by the number of Performance Stock Units.

3. **Settlement in Shares**

The Company shall settle each vested Performance Stock Unit by issuing a Share to the Grantee. Vested Performance Stock Units will be settled as soon as possible following the conclusion of the Performance Period, but in no event later than the March 15th following the conclusion of the Performance Period.

4.   **Dividend Equivalent Rights**

At the end of the Performance Period, the Grantee shall be entitled to a Dividend Equivalent Right for each vested Performance Stock Unit. A Dividend Equivalent Right entitles the Grantee to receive an amount equal to any dividends paid on a Share, which dividends have a record date between the Grant Date and the end of the Performance Period. At the same time that vested Performance Stock Units are settled, the Company shall settle each Dividend Equivalent Right by issuing Shares to the Grantee. The number of Shares payable to the Grantee with respect to the Dividend Equivalent Rights shall be determined by dividing the amount payable under the Dividend Equivalent Rights by the Fair Market Value of a Share as of the date the Committee determines the number of vested Performance Stock Units, and rounding to the nearest whole number of Shares.

5.   **Shareholder Rights**

The Grantee will not have any shareholder rights with respect to the Performance Stock Units or Dividend Equivalent Rights, including the right to vote or receive dividends, until Shares are issued to the Grantee in settlement of the vested Performance Stock Units and Dividend Equivalent Rights.

6.   **Termination of Employment**

If the Grantee's employment and service with the Company and its subsidiaries or Affiliates is terminated (a "**Termination**") due to death, disability (as determined under the long-term disability program of the Company or its subsidiary or Affiliate covering the Grantee) or retirement (as determined under the Company's qualified defined benefit pension plan) before the end of the Performance Period, a percentage of the Performance Stock Units may vest at the end of the Performance Period. The number of Performance Stock Units that vest, if any, shall be determined by multiplying (a) the Performance Percentage (determined in accordance with the schedule attached as Appendix A) by (b) the number of Performance Stock Units by (c) the percentage of the Performance Period that the Grantee was actively employed. The Grantee will forfeit any remaining Performance Stock Units.

If the Grantee experiences a Termination for any other reason, the Grantee will forfeit any unvested Performance Stock Units.

The Committee shall determine the date of any Termination.

7. Non-Transferability of Award

The Grantee may not transfer any portion of this award except by will or the laws of descent and distribution. The transferability of the Shares issued in settlement of the Performance Stock Units and Dividend Equivalent Rights may also be limited in accordance with any legend on the certificate(s) representing such Shares that restricts the transferability of the Shares.

8. Withholding

The Company's obligation to deliver certificate(s) representing Shares issued to settle vested Performance Stock Units and Dividend Equivalent Rights shall be subject to the satisfaction of applicable tax withholding requirements, including federal, state and local requirements. Unless, prior to the end of the Performance Period, the Grantee notifies the Company of the Grantee's intention to remit sufficient funds to the Company or the Grantee's employer to satisfy all applicable withholding requirements prior to the date Shares are to be delivered to the Grantee, then, subject to applicable law, the Company or the Grantee's employer shall withhold Shares otherwise deliverable to the Grantee with a Fair Market Value equal to the required withholding; provided, however, that if the amount required to be withheld is not equal to the Fair Market Value of a whole number of Shares, the Company shall withhold from other sums due the Grantee in lieu of withholding a fractional Share.

9. Amendments

The Committee may from time to time amend the terms of this Agreement to the extent it deems appropriate to carry out the terms and provisions of the Plan. Notwithstanding the foregoing, any amendment materially adverse to the economic interests of the Grantee shall be effective only if consented to by the Grantee in writing.

10. Incorporation of Plan Terms

The terms and conditions of the Plan are incorporated into and made a part of this Agreement. In the event of any difference between the provisions of this Agreement and the terms of the Plan, the terms of the Plan will control.

11. Interpretation of Agreement and Plan

The Committee shall have sole power to interpret and construe any provisions of this Agreement or the Plan. Any such interpretation or construction made by the Committee shall be final and conclusive.

12. **Grant Not to Affect Employment**

The Performance Stock Units and Dividend Equivalent Rights granted hereunder and Shares issued in settlement of the Performance Stock Units and Dividend Equivalent Rights shall not confer upon the Grantee any right to continue in the employment of the Company or its subsidiaries or Affiliates.

13. **Severability**

The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement. Unless such an invalid or unenforceable provision can be appropriately reformed or modified, this Agreement shall be construed as if such provision were omitted.

14. **Miscellaneous**

The captions of this Agreement are not part of the provisions hereof and shall have no force or effect.

15. **Securities Laws**

The Committee may from time to time impose any conditions on the Performance Stock Units, Dividend Equivalent Rights or Shares issued in settlement of the Performance Stock Units or Dividend Equivalent Rights as it deems necessary or advisable to ensure that all rights granted under the Plan satisfy the requirements of applicable securities laws.

16. **Notices**

All notices or other communications given hereunder shall be in writing, and any notices or other communications required to be given hereunder shall be sent by registered or certified mail, return receipt requested, postage prepaid, or by hand delivery, or expedited delivery service, delivery charges prepaid and with acknowledged receipt of delivery. A notice or other communication shall be deemed given on the date of acceptance or refusal of acceptance shown on such receipt, and shall be addressed, as the case may be to the Grantee and to the Company at the following applicable address:

> (A) If to the Grantee, to the most recent address for Grantee that the Company or its subsidiaries have in their records.

(B)   If to the Company, to:

Portland General Electric Company
121 SW Salmon Street
Portland, OR 97204
Attention: [_____]

Any party may, by notice given in compliance with this Section, change its address for all subsequent notices. Notice by either party shall be deemed sufficient if signed by such party's counsel and also, in the case of the Company, by any of the Company's officers, if otherwise given in compliance with this Section.

17.   <u>**Entire Agreement**</u>

This Agreement (which incorporates the terms and conditions of the Plan) constitutes the entire agreement of the parties with respect to the subject matter hereof. This Agreement supersedes all prior discussions, negotiations, understandings, commitments and agreements with respect to such matters.

18.   <u>**Governing Law and Jurisdiction**</u>

This Agreement shall be governed by and construed in accordance with the laws of the State of Oregon. With respect to any suit, action or proceedings relating to this Agreement (the "Proceedings"), each party irrevocably submits to the exclusive jurisdiction of the courts of the State of Oregon and the United States District Court located in Multnomah County, Oregon, and irrevocably waives any objection that it may have at any time to the laying of venue of any Proceedings brought in any such court, waives any claim that such Proceedings have been brought in an inconvenient forum and further waives the right to object, with respect to such Proceedings, that such court does not have jurisdiction over such party. Nothing in this Agreement precludes either party from enforcing in any jurisdiction any judgment, order or award obtained in any such court.

19. Grantee Acknowledgement

Grantee acknowledges that he/she had sufficient time to consider this Agreement and to seek legal consultation, and has fully read and understands this Agreement.

[NAME OF GRANTEE]

Dated: _____   _____

**PORTLAND GENERAL
ELECTRIC COMPANY**

Dated: _____   By: _____

Appendix A